China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, The People’s Republic of China 150090

November 7, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Michele Anderson, Esq., Legal Branch Chief

Re:	China Education Alliance, Inc.
Form SB-2; File No. 333-146023

Ladies and Gentlemen:

China Education Alliance, Inc. (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated October 12, 2007. Set forth below is the Company’s response to comments.

General

1.
We note that you are registering the sale of 17,389,500 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•
The discount at which the shareholders will purchase the common stock underlying the convertible notes/series A preferred stock or warrants (or any related security, such as an option) upon conversion or exercise; and

Securities and Exchange Commission
November 7, 2007

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company has reduced the size of the offering to 2,527,000 shares, representing 33.3% of the shares of common stock held by stockholders other than officers, directors and other affiliates. Based on discussions with Jay Knight, Esq. and Michelle Anderson, Esq. of the staff of the Commission, the Company believes that the size of the offering complies with the staff’s guidelines on 415 offerings.

2.
We note according to the definitive proxy statement you filed on September 4, 2007 that you held a special meeting of shareholders on September 27, 2007 in order to vote on an amendment to your articles of incorporation that included the creation of a series of preferred stock and a one-for-three reverse stock split. Additionally, we note on page 17 of the registration statement that the convertible notes automatically convert depending on whether the articles of incorporation are amended and a certificate of designation is properly filed. In light of these recent events, please revise your disclosure throughout the prospectus to incorporate the result of this special shareholders’ meeting, including whether the notes automatically converted into shares of Series A preferred stock and warrants.

The prospectus has been revised to reflect the issuance of the series A preferred stock and warrants upon automatic conversion of the notes.

Prospectus Summary, page 3

3.
Revise to disclose that the number of shares being registered represents _% of your shares currently outstanding and _% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

The disclosure under “The Offering” discloses that the shares being registered represent 13.1% of the Company’s outstanding common stock and 33.3% of the shares owned by stockholders other than officers, directors and affiliates.

4.
Disclose the total dollar value of the securities underlying the convertible notes/series A preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes/series A preferred stock and warrants and as of a more current date).

A paragraph has been added in the Prospectus Summary under “Issuance of Securities to the Selling Stockholders” to show the value of the 2,527,000 shares offered by the prospectus based on the closing price of the stock on May 8, 2007 and as of a current date.

5.	Disclose the conversion prices of the convertible notes and the series A preferred stock.

The notes are no longer outstanding. The conversion price of the series A preferred stock, $1.11 per share, is disclosed under “Issuance of Securities to the Selling Stockholders.”

Securities and Exchange Commission
November 7, 2007

Selling Stockholders, page 16

6.
We note in the selling shareholders table on page 16 that you have not included the amount and percentage of the class owned by the selling shareholders after the offering is complete. In this regard, we note you disclose in footnote one on page five that the amount of securities registered for resale does not include 5,342,793 shares of common stock underlying warrants held by the selling shareholders. Additionally, we note that you are not registering for resale 2,833,333 shares held in escrow that will he distributed to the selling shareholders or the company depending on the company’s “pre-tax income per share” for 2007. Please revise this table to account for the selling shareholders’ ownership of 5,342,793 after the offering is complete, as well as footnote disclosure of the selling shareholders’ interest in the 2,833,333 shares held in escrow.

The Selling Stockholder section has been revised to disclose (i) the beneficial ownership before and after the offering and the percentage of beneficial ownership after completion of the offering, and (ii) the maximum number of shares of series A preferred stock that may be issued to each selling stockholders.

7.
We note in the third and fourth bulleted paragraphs on page 20 that certain liquidated damages provisions are triggered in the event that you have not satisfied certain corporate governance requirements (i.e., appointed independent directors) and registration timeline requirements. Please revise to disclose whether these covenants have been breached. If so, please disclose all payments that have been made or that may be required to be made by the company. Also clarify whether or not the company is registering shares issuable as payment of liquidated damages.

The disclosure has been revised to reflect the liquidated damages payable for the Company’s failure to meet the independent director requirement and the failure to have the registration statement declared effective when required by the registration rights agreement.

8.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes/series A preferred stock and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes/series A preferred stock and warrants based upon the current market price of the issuer’s stock.

Table 1 has been added to set forth the payments made in connection with the financing, and the disclosure of the net proceeds to the Company is set forth after Table 1.

Securities and Exchange Commission
November 7, 2007

9.
Please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount for the securities underlying the convertible notes/series A preferred stock and warrants, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the convertible notes/series A preferred stock and warrants based upon the current market price of the issuer’s stock;

•	the conversion/exercise price per share of the convertible notes/series A preferred stock and warrants;

•
the total possible shares underlying the convertible notes/series A preferred stock and warrants (assuming all dividend payments are paid in shares and complete conversion throughout the term of both the convertible notes/series A preferred stock and warrants);

•
the combined market price of the total number of shares underlying the convertible notes/series A preferred stock and warrants, calculated by using the current market price per share and the total possible shares underlying the convertible notes/series A preferred stock and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes/series A preferred stock and warrants calculated by using the conversion/exercise price of the convertible notes/series A preferred stock and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes/series A preferred stock and warrants, calculated by subtracting the total conversion/exercise price of the convertible notes/series A preferred stock and warrants from the combined market price of the total number of shares underlying the convertible notes/series A preferred stock and warrants.

If there are provisions in the convertible notes/series A preferred stock and warrants that could result in further change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, we note on page 18 that the exercise prices of the warrants are subject to adjustment in the event the company’s fiscal year 2007 “pre-tax income per share” is less than $0.06647.

Table 2 shows the profit from the shares being registered based on the present terms of the securities. Table 3 shows the potential profit from the sale of all of the shares issuable upon conversion of the series A preferred stock and each set of warrants, with disclosure as to additional profit based on the maximum adjustment if the earnings targets are not met.

10.
If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

Securities and Exchange Commission
November 7, 2007

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

There are no other warrants or other securities held by the Selling Stockholders or their affiliates.

11.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in both the convertible notes/series A preferred stock and warrants transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 8;

•	the resulting net proceeds to the issuers; and

Securities and Exchange Commission
November 7, 2007

•
the combined total possible profit to be realized as a result of any conversion/exercise discounts regarding the securities underlying the convertible notes/series A preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 9 and comment 10.

Further, please provide disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 8 and the total possible discount to the market price of the shares underlying the convertible notes/series A preferred stock and warrants as disclosed in response to comment 9 divided by the net proceeds to the issuer from the sale of the convertible notes/series A preferred stock and warrants.

Table 4 sets forth the requested information.

12.
Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Securities and Exchange Commission
November 7, 2007

There were no prior transactions between the Company or any selling stockholder or its affiliates or any person known to the Company that had a contractual relationship with the selling stockholders.

13.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes/series A preferred stock and warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to he held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Table 5 sets forth the requested information.

14.
Disclose whether - based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes/series A preferred stock and warrants and the filing, of the registration statement (e.g., before or after the announcement of the convertible notes/series A preferred stock and warrants, before the filing or after the filing of the registration statement, etc.).

Based on information provided by the selling stockholding, none of the selling stockholders has a short position in the Company’s common stock.

Securities and Exchange Commission
November 7, 2007

15.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes/series A preferred stock and warrants; and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes/series A preferred stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company believes that the prospectus described all relationships and arrangements between the Company and any selling stockholders or any affiliate of any selling stockholder or any person known by the Company to have a contractual relationship with any selling stockholder.

16.	Please revise to include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The Company has included the method it used to determine the number of shares being registered, which is 33.3% of the shares held by stockholders other than officers, directors and affiliates. This percentage was discussed in a telephone conference among the Company’s counsel and Jay Knight, Esq. and Michelle Anderson, Esq. of the staff of the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources. page 32

17.
The discussion in the last paragraph of this section addresses the possibility that you may require additional funding to expand your business. Please revise to discuss any potential restrictions on your ability to obtain additional financing, such as the debt limitation provision set forth in the Securities Purchase Agreement between the company and the selling shareholders.

The disclosure has been expanded to reflect this risk.

Management, page 39

Remuneration, page 41

Securities and Exchange Commission
November 7, 2007

18.
Please revise to include executive compensation disclosure for the fiscal year ended December 31, 2006, in compliance with recently-amended Item 402 of Regulation S-B. For example, revise the summary compensation table to comply with Item 402(b) of Regulation S-B. In this regard, we note that the table does not include a column for the dollar value of total compensation pursuant to hem 402(b)(2)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table. See Item 402(c) of Regulation S-B.

The Summary Compensation Table has been expanded to include total compensation. As reflected in the table, the only compensation paid was salary.

Principal Stockholders, page 42

19.
Our records indicate that the company’s directors, executive officers and persons who beneficially own in excess of 5% of the outstanding common stock have not filed beneficial ownership reports under Section 13(d) of the Exchange Act since effectiveness of the company’s registration statement on Form 10-SB. Similarly, we note that none of the officers and directors has filed reports under Section 16(a) of the Exchange Act. While the staff recognizes that counsel for the company does not represent the company’s directors, executive officers and beneficial owners, please advise them to file all reports under Sections 13(d) and 16(a) immediately. Also have the parties provide written confirmation of their understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

The Company's officers and directors intend to make the required filings.

Very truly yours,
/s/ Xiqun Yu
Xiqun Yu, Chief Executive Officer